Independent Auditor’s Consent

I, Zhang Jun Xia, hereby consent to the inclusion in this Offering Statement of Global Aesthetic Medical Group, Inc. (the “Company”) on Form 1-A of my independent auditor’s report(s) dated May 31, 2026, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to the financial statements of Global Aesthetic as of and for the period from December 31, 2025 to May 31, 2026, and the related notes to the financial statements for its Regulation A offering, which report appears in this Offering Statement.

/s/ Zhang Jun Xia
Name: Zhang Jun Xia
I have served as the Company’s auditor since December 31, 2025
June 16th, 2026 Hong Kong